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                                  UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                             Emerald Financial Corp
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                                (Name of Issuer)

                        Capital Stock, without par value
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                         (Title of Class of Securities)

                                    290927102
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                                 (Cusip Number)

                 Cynthia W. Gannon, CPA, Emerald Financial Corp,
            14092 Pearl Road, PO Box 360515, Strongsville, Ohio 44136
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 6, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of rule 13d-1(b)(3) of (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

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CUSIP NO.                                                   PAGE   2 OF 5 PAGES
290927102
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    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Joan M. Dzurilla, Transfer on death to the Joan M. Dzurilla
               Family Trust
              Joan M. Dzurilla Charitable Remainder Unitrust
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [X]
                                                                       (b)  [ ]
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    3       SEC USE ONLY
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    4       SOURCE OF FUNDS*
              PF
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            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)    [  ]
    5
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    6       CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S.A.
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                                          SOLE VOTING POWER
         NUMBER OF                7       580,300 by JOAN M. DZURILLA, TRANSFER
                                          ON DEATH TO THE JOAN  M. DZURILLA
                                          FAMILY TRUST and
           SHARES                         47,035 by the JOAN M. DZURILLA
                                          CHARITABLE REMAINDER UNITRUST
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        BENEFICIALLY              8       SHARED VOTING POWER
                                             -0-
          OWNED BY
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                                          SOLE DISPOSITIVE POWER
            EACH                  9       580,300 by JOAN M. DZURILLA, TRANSFER
                                          ON DEATH TO THE JOAN M. DZURILLA
                                          FAMILY TRUST and
         REPORTING                        47,035 by the JOAN M. DZURILLA
                                          CHARITABLE REMAINDER UNITRUST
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           PERSON                 10      SHARED DISPOSITIVE POWER
                                            -0-
            WITH
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            580,300 by JOAN M. DZURILLA, TRANSFER ON DEATH TO THE JOAN M.
            DZURILLA FAMILY TRUST and 47,035 by the JOAN M. DZURILLA CHARITABLE
            REMAINDER UNITRUST
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [  ]
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            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13        24.8%
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            TYPE OF REPORTING PERSON*
    14        IN  580,300 Shares
              00  47,035 Shares
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                           PAGE 3 OF 5 OF SCHEDULE 13D

Item 1.  Security and Issuer.
         --------------------

         This Statement relates to the capital stock, no par value (the Stock), of Emerald Financial Corp, an Ohio-chartered corporation (the Company), whose principal office is located at 14092 Pearl Road, Strongsville, Ohio 44136. The Company became the parent company of The Strongsville Savings Bank (the Bank) on March 6, 1997 in a reorganization whereby shares of the Bank were exchanged for shares of the Company. The Bank was a registrant under the Securities Exchange Act of 1934 and filed all reports with the Office of Thrift Supervision. On March 6, 1997, the Company succeeded to the registration and reporting obligations of the Bank pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934.

Item 2.  Identity and Background.
         ------------------------

         (a) This Statement is filed by Joan M. Dzurilla and on behalf of the Joan M. Dzurilla Charitable Remainder Unitrust, a trust established by Mrs.Dzurilla pursuant to the laws of the State of Ohio. The Trust was established by Mrs. Dzurilla for estate planning purposes. The trustee of the Trust is Mrs. Dzurilla.

         (b)      Mrs. Dzurilla's business address is set forth in Item 1 above.

         (c)      Mrs. Dzurilla serves as a director of the Company.

         (d) During the last five years, Mrs. Dzurilla has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mrs. Dzurilla has not been a party to a civil proceeding of a judicial administrative body of competent jurisdiction as a result of which she was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mrs. Dzurilla is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Considerations.
         ---------------------------------------------------

         This Statement is being submitted as a results of the registration by the Company of its equity securities under Section 12(g) of the Securities Exchange Act of 1934.

Item 4.  Purpose of Transaction.
         -----------------------

         Mrs. Dzurilla currently holds the shares of Stock individually and through the Trust for investment purposes only.


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                           PAGE 4 OF 5 OF SCHEDULE 13D

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

    (a) Joan M. Dzurilla is the sole owner of the 580,300 shares of stock titled Joan M. Dzurilla, transfer on death to the Joan M. Dzurilla Family Trust identified herein. This constitutes 22.9% of the Company's outstanding capital stock as of the date of this filing.

               The Joan M. Dzurilla Charitable Remainder Unitrust is the sole owner of the 47,035 shares of Stock identified herein. This constitutes 1.9% of the Company's outstanding capital stock as of the date of this filing. Mrs. Dzurilla and a charitable organization described in Sections 170(c), 2055(a) and 2522(a) of the Internal Revenue Code, as amended (the Charitable Organization) are the beneficiaries of the shares of Stock identified herein as owned by the Joan M. Dzurilla Charitable Remainder Unitrust.

    (b) Joan M. Dzurilla has sole voting and investment power with respect to the shares of Stock identified herein as owned beneficially or of record by her. The Trust has sole voting and investment power with respect to the shares of Stock identified herein as owned beneficially or of record by it.

    (c)        Not applicable.

    (d) No persons other than Joan M. Dzurilla and the Joan M. Dzurilla Charitable Remainder Unitrust has the right to receive or the power to direct the receipt of dividends upon, or the proceeds of sale of, the securities owned beneficially or of record.

     (e)       Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
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         to Securities of the Issuer.
         ----------------------------

         Neither Mrs. Dzurilla nor the Trust is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         Mrs. Dzurilla is the settlor, the sole trustee and, with the Charitable Organization, the sole beneficiary of the shares held in the Trust.


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                           PAGE 5 OF 5 OF SCHEDULE 13D

Item 7.  Material to Be Filed as Exhibits.
         ---------------------------------

         None

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 6, 1997               Signature:  /s/ JOAN M. DZURILLA
                                             ---------------------
                                             Joan M. Dzurilla, individually
                                             and as trustee under the Joan M.
                                             Dzurilla Charitable Remainder
                                             Unitrust U/A/D
                                                   November 7, 1994.